Exhibit (a)(1)(G)

Form of Reminder Email Regarding the Expiration of the Exchange Offer

Subject Line

Reminder: Option Exchange closes 11:59 p.m., Eastern Standard Time, on March 27, 2026

Body

Hello [First Name],

A reminder that the Exchange Offer and your withdrawal rights will expire at 11:59 p.m., Eastern Standard Time, on March 27, 2026, unless extended.

•        Review the Exchange Offer and your grants: [Portal or Equity Platform Link]

•        Make your grant-by-grant elections (entire grant per election) and submit your Election Form (or Notice of Withdrawal) before the Expiration Time.

•        [Internal link].

We cannot advise you whether to participate. The full terms of the Exchange Offer are described in the Offer Documents, which you may access on our website at www.gettyimages.com or through the SEC website at www.sec.gov.

The Global Compensation Team